TEVA ANNOUNCES $1 BILLION DEBT TENDER OFFER

 Jerusalem, February 12, 2015 – Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) announced today that it has commenced tender offers (the “Offers”) to purchase for cash for a combined aggregate purchase price (exclusive of accrued and unpaid interest) of up to $1 billion (the “Maximum Amount”) of the following series of notes issued by finance subsidiaries of Teva and guaranteed by Teva:

•	6.150% Senior Notes due 2036 issued by Teva Pharmaceutical Finance Company, LLC (the “Priority 1 Notes”);

•	3.650% Senior Notes due 2021 issued by Teva Pharmaceutical Finance Company B.V. (“Teva BV”) and 3.650% Senior Notes due 2021 issued by Teva Pharmaceutical Finance IV B.V. (the “Priority 2 Notes”);

•	2.950% Senior Notes due 2022 issued by Teva BV (the “Priority 3 Notes”); and

•	2.400% Senior Notes due 2016 issued by Teva BV (together with the Priority 1 Notes, the Priority 2 Notes and the Priority 3 Notes, the “Notes”).

Teva is engaging in the Offers to lower its overall interest expense. Teva expects to fund the Offers through a future offering of Eurobonds or other senior notes, borrowings under its existing credit facilities and/or other available cash. The Offers are not subject to any financing condition.

The Offers are being made pursuant to and are subject to the terms and conditions set forth in the Offer to Purchase dated February 12, 2015 (the “Offer to Purchase”) and related Letter of Transmittal. Below is a summary of certain terms of the Offers:

									Early Tender	Hypothetical Total
		CUSIP	Principal Amount		Acceptance	Bloomberg Reference	U.S. Treasury	Fixed Spread (basis	Premium (per	Consideration (per
Title of Notes	Issuer	Number	Outstanding	Tender Cap	Priority Level	Page	Reference Security	points)	$1,000)	$1,000)(1)
6.150% Senior Notes due 2036	Teva Pharmaceutical Finance Company, LLC	88163VAD1	$986,828,000	$197,400,000	1	FIT1	3.125% due 8/15/2044	150 bps	$30	$1,291.43
3.650% Senior Notes due 2021	Teva Pharmaceutical Finance Company B.V.	88165FAF9	$875,000,000	$350,000,000(2)	2	FIT1	1.250% due 1/31/2020	110 bps	$30	$1,063.73
3.650% Senior Notes due 2021	Teva Pharmaceutical Finance IV B.V.	88166JAA1	$875,000,000		2	FIT1	1.250% due 1/31/2020	110 bps	$30	$1,063.73
2.950% Senior Notes due 2022	Teva Pharmaceutical Finance Company B.V.	88165FAG7	$1,300,000,000	N/A	3	FIT1	2.250% due 11/15/2024	75 bps	$30	$1,015.14
2.400% Senior Notes due 2016	Teva Pharmaceutical Finance Company B.V.	88165FAC6	$950,000,000	N/A	4	FIT4	0.375% due 10/31/2016	25 bps	$30	$1,026.74

(See footnotes to the above table on the following page.)

(1) Hypothetical Total Consideration is calculated as of 2:00 p.m., New York City time, on February 11, 2015, assuming an Initial Settlement Date (as defined below) of February 27, 2015. Teva may, at its option, elect to have a later Initial Settlement Date or not to have an Initial Settlement Date. Hypothetical Total Consideration includes the Early Tender Premium but does not include accrued and unpaid interest.
(2) The $350,000,000 Tender Cap is an aggregate amount that applies to both the 3.650% Senior Notes due 2021 issued by Teva Pharmaceutical Finance Company B.V. and the 3.650% Senior Notes due 2021 issued by Teva Pharmaceutical Finance IV B.V.

The Offers will expire at 11:59 p.m., New York City time, on March 12, 2015, unless extended or earlier terminated (as it may be extended or earlier terminated, the “Expiration Time”). Tenders of Notes may be withdrawn at any time at or prior to 5:00 p.m., New York City time, on February 26, 2015, but may not be withdrawn thereafter, except in certain limited circumstances where additional withdrawal rights are required by law. The consideration paid in the Offers for each series of Notes that are purchased pursuant to the Offers will be determined in the manner described in the Offer to Purchase by reference to the applicable fixed spread over the yield to maturity of the applicable U.S. Treasury Reference Security specified in the table above (the “Total Consideration”). Holders of the Notes that are validly tendered and not withdrawn at or prior to 5:00 p.m., New York City time, on February 26, 2015 (the “Early Tender Time”) and accepted for purchase will receive the applicable Total Consideration, which includes an early tender premium of $30.00 per $1,000 principal amount of the Notes accepted for purchase (the “Early Tender Premium”). Holders of Notes who validly tender their Notes following the Early Tender Time, but at or prior to the Expiration Time, will receive the applicable “Tender Offer Consideration” per $1,000 principal amount of any such Notes that are accepted for purchase, namely the applicable Total Consideration minus the applicable Early Tender Premium. The Total Consideration will be determined at 2:00 p.m., New York City time, on February 26, 2015, unless extended by Teva.

Payments for Notes purchased will include accrued and unpaid interest from and including the last interest payment date applicable to the relevant series of Notes up to, but not including, the applicable settlement date for such Notes accepted for purchase. Teva may, at Teva’s option, elect for the payment of Notes that are validly tendered and accepted for purchase prior to the Early Tender Time to be made following the Early Tender Time but before the Expiration Time (such date, the “Initial Settlement Date”). If Teva elects to have an Initial Settlement Date, and assuming that the conditions to the Offers are satisfied or waived, such Initial Settlement Date may be as early as one business day after the Early Tender Time, or February 27, 2015. Payment for Notes that are validly tendered and accepted for purchase following the Early Tender Time, and, if Teva does not elect to have an Initial Settlement Date, payment of Notes that are validly tendered and accepted for purchase prior to the Early Tender Time, will be made promptly following the Expiration Time (such date, the “Final Settlement Date” and, together with the Initial Settlement date, each a “Settlement Date”). Assuming that the conditions to the Offers are satisfied or waived, Teva expects that the Final Settlement Date will be March 13, 2015, the first business day after the Expiration Time. No tenders submitted after the Expiration Time will be valid.

The amounts of each series of Notes that are purchased will be determined in accordance with the Acceptance Priority Levels specified in the table above and on the cover page of the Offer to Purchase (the “Acceptance Priority Level”), with 1 being the highest Acceptance Priority Level and 4 being the lowest Acceptance Priority Level, provided that we will only accept for purchase Notes with an aggregate purchase price up to the Maximum Amount. Series of Notes of the same Acceptance Priority Level will be treated equally (as though they are a single series) for purposes of acceptance and proration. In addition, no more than (i) $197,400,000 aggregate principal amount of the Priority 1 Notes and (ii) $350,000,000 aggregate principal amount of the Priority 2 Notes (viewed as a single class) will be purchased in the Offers (such aggregate principal amounts, the “Tender Caps”).

Subject to the Maximum Amount, Tender Caps and the proration arrangements applicable to the Offers, all Notes validly tendered and not validly withdrawn at or before the Early Tender Time having a higher Acceptance Priority Level will be accepted before any tendered Notes having a lower Acceptance Priority Level are accepted in the Offers, and all Notes validly tendered after the Early Tender Time having a higher Acceptance Priority Level will be accepted before any Notes tendered after the Early Tender Time having a lower Acceptance Priority Level are accepted in the Offers. However, even if the Offers are not fully subscribed as of the Early Tender Time, subject to the Maximum Amount and the Tender Caps, Notes validly tendered and not validly withdrawn at or before the Early Tender Time will be accepted for purchase in priority to other Notes tendered after the Early Tender Time even if such Notes tendered after the Early Tender Time have a higher Acceptance Priority Level than Notes tendered prior to the Early Tender Time.

Acceptances for tenders of Notes of a series may be subject to proration if the aggregate principal amount for the Priority 1 Notes or Priority 2 Notes validly tendered and not validly withdrawn is greater than the applicable Tender Cap, or if the aggregate purchase price (exclusive of accrued and unpaid interest) for any relevant series of Notes would cause the Maximum Amount to be exceeded. Furthermore, if the Offers are fully subscribed as of the Early Tender Time, Holders who validly tender Notes following the Early Tender Time will not have any of their Notes accepted for purchase.

Teva’s obligation to accept for payment and to pay for the Notes validly tendered in the Offers is subject to the satisfaction or waiver of certain conditions set out in the Offer to Purchase, but is not subject to a financing condition. Teva reserves the right, subject to applicable law and the terms of the Offers, to: (i) waive any and all conditions to the Offers; (ii) extend or terminate the Offers; (iii) increase the Maximum Amount; (iv) increase or eliminate the Tender Caps; or (v) otherwise amend the Offers in any respect.

Barclays Capital Inc. and Morgan Stanley & Co. Inc. are acting as Dealer Managers for the Offer. The information agent and tender agent (the “Information and Tender Agent”) for the Offers is D.F. King & Co., Inc. Copies of the Offer to Purchase and related Letter of Transmittal are available by contacting the Information and Tender Agent at (800) 622-1649 (toll-free) or (212) 269-5550 (collect) or by email at teva@dfking.com. Questions regarding the Offers should be directed to Barclays Capital Inc., Liability Management Group, at (800) 438-3242 (toll-free) or (212) 528-7581 (collect) and Morgan Stanley & Co. LLC, Liability Management Group, at (800) 624-1808 (toll-free) or (212) 761-1057 (collect).

This announcement shall not constitute an offer to sell, a solicitation to buy or an offer to purchase or sell any Notes. The Offers are being made only pursuant to the Offer to Purchase and only in such jurisdictions as is permitted under applicable law.

About Teva

Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.

Cautionary Notice Regarding Forward-Looking Statements:

This release contains forward-looking statements, which are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products; competition for our innovative products, especially Copaxone® (including competition from orally-administered alternatives, as well as from potential purported generic equivalents) and our ability to migrate users to our new 40 mg/mL version; the possibility of material fines, penalties and other sanctions and other adverse consequences arising out of our ongoing FCPA investigations and related matters; our ability to achieve expected results from the research and development efforts invested in our pipeline of specialty and other products; our ability to reduce operating expenses to the extent and during the timeframe intended by our cost reduction program; our ability to identify and successfully bid for suitable acquisition targets or licensing opportunities, or to consummate and integrate acquisitions; the extent to which any manufacturing or quality control problems damage our reputation for quality production and require costly remediation; increased government scrutiny in both the U.S. and Europe of our patent settlement agreements; our exposure to currency fluctuations and restrictions as well as credit risks; the effectiveness of our patents, confidentiality agreements and other measures to protect the intellectual property rights of our specialty medicines; the effects of reforms in healthcare regulation and pharmaceutical pricing, reimbursement and coverage; governmental investigations into sales and marketing practices, particularly for our specialty pharmaceutical products; adverse effects of political or economic instability, major hostilities or acts of terrorism on our significant worldwide operations; interruptions in our supply chain or problems with internal or third-party information technology systems that adversely affect our complex manufacturing processes; significant disruptions of our information technology systems or breaches of our data security; competition for our generic products, both from other pharmaceutical companies and as a result of increased governmental pricing pressures; competition for our specialty pharmaceutical businesses from companies with greater resources and capabilities; the impact of continuing consolidation of our distributors and customers; decreased opportunities to obtain U.S. market exclusivity for significant new generic products; potential liability in the U.S., Europe and other markets for sales of generic products prior to a final resolution of outstanding patent litigation; our potential exposure to product liability claims that are not covered by insurance; any failure to recruit or retain key personnel, or to attract additional executive and managerial talent; any failures to comply with complex Medicare and Medicaid reporting and payment obligations; significant impairment charges relating to intangible assets, goodwill and property, plant and equipment; the effects of increased leverage and our resulting reliance on access to the capital markets; potentially significant increases in tax liabilities; the effect on our overall effective tax rate of the termination or expiration of governmental programs or tax benefits, or of a change in our business; variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner; environmental risks; and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2014 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and we assume no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.